Exhibit 99.1

BloomZ Receives Nasdaq Notification Regarding Minimum Market Value of Listed Securities

TOKYO, September 18, 2024 -- BloomZ Inc. (“BloomZ” or the “Company”), a Japanese audio production and voice actor management company, announced today that, on September 12, 2024, it received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC advising the Company that it is not in compliance with the minimum market value of listed securities (“Minimum Market Value of Listed Securities Requirement”) set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market (“Nasdaq”). Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of listed securities of $35 million. Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the Minimum Market Value of Listed Securities Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of listed securities of the Company from July 29, 2024 to September 11, 2024, the Company did not meet the Minimum Market Value of Listed Securities Requirement.

The Notification Letter does not impact the Company’s listing on Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until March 11, 2025 (the “Compliance Period”), to regain compliance with Nasdaq Listing Rule 5550(b)(2), which will be satisfied if, at any time during the Compliance Period, the market value of the Company’s ordinary shares (“Ordinary Shares”) closes at $35 million or more for a minimum of ten consecutive business days. During the Compliance Period, the Company expects that its Ordinary Shares will continue to be listed and traded on the Nasdaq. The Company intends to monitor the market value of its Ordinary Shares between now and March 11, 2025, and its management is looking into various options available to regain compliance and maintain its continued listing. In the event the Company does not regain compliance by March 11, 2025, the Company will be subject to delisting; however, it may appeal the delisting determination to Nasdaq’s hearings panel.

The Company’s business operations are not affected by the receipt of the Notification Letter.

About BloomZ Inc.
BloomZ is a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ ("BloomZ Japan"), in Japan. BloomZ Japan is a Japanese audio producing and voice actor and VTuber managing company. BloomZ Japan has experienced staff who have worked on audio production for animations and video games for more than 10 years. BloomZ Japan also manages, cultivates and promotes voice actors and VTubers.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

BloomZ Investor Contact
John Yi and Steven Shinmachi
Gateway Group, Inc.
949-574-3860
Email: bloomz@gateway-grp.com